17005022

TATES
IANGE COMMISSION
D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40729

SEC
Mail Processing
Section
Washington DC
406

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT F[redacted]D BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: OHANESIAN / LECOURS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

433 South Main Street - Ste 104
(No. and Street)

West Hartford (City) CT (State) 06110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

WILLIAM NICHOLSON 860-521-4751
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Halpern & Associates, LLC
(Name – *if individual, state last, first, middle name*)

218 Danbury Road, Wilton, CT 06897
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
FEB 28 2017
Washington DC
406

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Ohanesian, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ohanesian / Lecours. Inc., as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

ERIKA J. LEBARON
NOTARY PUBLIC
MY COMMISSION EXPIRES JULY 31, 2021

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Management's assertion letter regarding 15c3-3 Exemption

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders of
Ohanesian/Lecours, Inc.

We have audited the accompanying statement of financial condition of Ohanesian/Lecours, Inc. as of December 31, 2016, and the related notes to the financial statements. This financial statement is the responsibility of Ohanesian/Lecours, Inc.'s management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Ohanesian/Lecours, Inc. as of December 31, 2016 in accordance with accounting principles generally accepted in the United States of America.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 16, 2017

Ohanesian/Lecours, Inc. and Subsidiary

Consolidated Statement of Financial Condition

December 31, 2016

Assets

Cash and cash equivalents	$ 469,489
Accounts receivable	204,029
Prepaid expense and other assets	61,354
Furniture and fixtures (net of accumulated depreciation of $115,592)	20,126
Total Assets	$ 754,998

Liabilities and Stockholders' Equity

Liabilities:	
Accounts payable and accrued expenses	$ 55,339
Accrued commissions	274,018
Accrued payroll expenses	191,458
Accrued income taxes	2,417
Total liabilities	523,232
Stockholders' equity:	
Common stock, no par; 5,000 shares authorized, 1000 shares issued and 560 outstanding	1,000
Additional paid-in capital	138,675
Retained earnings	651,706
Treasury stock, at cost, 440 shares	(559,615)
Total stockholders' equity	231,766
Total Liabilities and Stockholders' Equity	$ 754,998

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Nature of Business

Ohanesian/Lecours, Inc. (the "Company") was incorporated in Connecticut in 1988. The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company executes principal and agency transactions for itself and its customers through its clearing broker Pershing, LLC (Pershing) on a fully disclosed basis.

The company is also registered with the SEC and FINRA as a Registered Investment Advisor (RIA) providing investment supervisory services and advisory services.

2. Significant Accounting Policies

The Company maintains its books and records on an accrual basis in accordance with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions in determining the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

The Company records securities transactions and related revenues and expenses on a trade date basis. RIA service fees and related expenses are recorded in the period the services are provided. Other income is recorded upon receipt. Other expenses are recorded in the period services are rendered.

Cash and cash equivalents include cash and an interest-bearing savings account.

Depreciation is charged to operations over the estimated useful lives of five to seven years. The Company uses accelerated depreciation methods for tax purposes.

3. Off Balance Sheet Risk

During the year ended December 31, 2016, the Company had amounts in excess of $250,000 in its brokerage and/or bank accounts . Amounts are insured by the Securities Investors Protection Corporation (SIPC) and by the Federal Deposit Insurance Corporation (FDIC) up to $500,000 and $250,000, respectively; of which, no more than $250,000 may be in cash. The Company's clearing firm carries additional protection on terms similar to SIPC for account net equity in excess of $500,000. These balances fluctuate during the year. Management monitors their account balances regularly and seeks to keep this potential risk to a minimum.

4. Market Risk and Counterparty Risk

In the normal course of its business, the company enters into financial transactions where the risk of potential loss due to changes in market (market risk) or failure of the other party to the transaction to perform (counterparty risk) exceeds the amounts recorded for the transaction.

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the company has a policy of reviewing the credit standing of each broker/dealer, clearing organization, customer and/or other counter-party with which it conducts business.

5. Accounts Receivable

Accounts receivable represent amounts estimated to be received by the Company. The estimate is based on actual deposits received in the month following the reporting period as of the close of business and a timing adjustment for payments received other than on a monthly basis.

Management determines the need for any allowance for doubtful accounts based on information in regard to individual accounts and historical experience. An allowance for doubtful accounts, if any, is determined based on management's best estimate of probable loss inherent in the accounts receivable balance. There is no allowance for doubtful accounts at December 31, 2016.

6. Related Party Transactions

The Company has a wholly owned subsidiary corporation, Ohanesian/Lecours, Inc., required by the state of Massachusetts to be licensed to conduct Insurance product business with residents of the State. All revenues and expenses of the subsidiary are combined and reported on the Company's books and records. The Company is represented by Registered Agent Solutions, Inc. as its Agent of Record for the subsidiary.

7. Lease Commitments

The company has current lease arrangements for office space and office equipment. The lease arrangements will terminate in March of 2017 and October of 2019, respectively. Other operating lease arrangements are on a month-to-month basis.

8. Employeee Benefit Plan

The Company adopted a profit sharing plan under Section 401(k) of the Internal Revenue Code. The plan covers substantially all employees meeting minimum eligibility requirements as defined in the plan document. Eligible employees can contribute up to a maximum specified percentage of their compensation. The plan allows for a safe harbor matching contribution of 4% of the employee's compensation, up to the IRS limit.

9. Income Taxes

The company is recognized as a Corporation by the Internal Revenue Service. A provision for taxes in the amount of $9,141 is included in the Statement of Financial Condition for both Federal and State estimated taxes due for the current tax year ended December 31, 2016.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the year ended December 31, 2016 management has determined that there are no material uncertain income tax positions.

The Company files tax returns in numerous U.S. jurisdictions, with returns subject to examination for varying periods, but generally back to and including 2013. The Company has not been notified of any returns being currently examined by taxing authorities.

10. Liabilities Subordinated to the claims of General Creditors

As of December 31, 2016, the Company had not entered into any subordinated loan agreements.

11. Rule 15C3-3

The company is exempt from compliance with Rules 15c3-3 under paragraph (k)(2)(ii) and 17a-13 under the Securities Exchange Act of 1934 because it does not hold any customer securities or customer cash.

12. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. As of December 31, 2016 the company's net capital and ratio of aggregate indebtedness were in compliance.

13. Commitments and Contingencies

Various legal claims may arise from time to time and, in the opinion of management, these claims will have no material effect on the Company's financial statements.

14. Subsequent Events

Events have been evaluated through the date that these financial statements were available to be issued and no further information is required to be disclosed.

OHANESIAN / LECOURS, INC. and SUBSIDIARY

STATEMENT OF FINANCIAL CONDITION

December 31, 2016

PUBLIC

OHANESIAN / LECOURS, INC. and SUBSIDIARY

INDEPENDENT ACCOUNTANTS' REPORT
ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN
ENTITY'S SIPC ASSESSMENT RECONCILIATION
PURSUANT TO SECURITIES AND EXCHANGE COMMISSION RULE 17a-5(e)(4)
AND SCHEDULE OF SECURITIES INVESTOR PROTECTION
CORPORATION ASSESSMENTS AND PAYMENT

YEAR ENDED DECEMBER 31, 2016

Halpern & Associates, LLC
Certified Public Accountants and Consultants
218 Danbury Road • Wilton, CT 06897 • (203) 210-7364 • FAX (203) 210-7370 • Info@Halpernassoc.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Ohanesian/Lecours, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Ohanesian/Lecours, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Ohanesian/Lecours, Inc.'s compliance with the applicable instructions of Form SIPC-7. Ohanesian/Lecours, Inc.'s management is responsible for Ohanesian/Lecours, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries which included check register and copies of checks, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Halpern & Associates, LLC

Halpern & Associates LLC

Wilton, CT
February 16, 2017

OHANESIAN / LECOURS, INC. and SUBSIDIARY

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENT

YEAR ENDED DECEMBER 31, 2016

	DATE PAID OR FILED	PAYMENTS MADE	ANNUAL ASSESSMENT PER REPORT
SIPC-6 general assessment for the first half of the year ended December 31, 2016	July 21, 2016	$ 2,701	
SIPC-7 general assessment for the year ended December 31, 2016	January 25, 2017	2,993	$ 5,694
		$ 5,694	$ 5,694

Name of collection agent: Financial Industry Regulatory Authority

See the accompanying Accountants' Report.